SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

COMMUNITY FINANCIAL SHARES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

20366P100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13 D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 834,535 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 834,535 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 834,535 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13 D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 834,535 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 834,535 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 834,535 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13 D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Clinton Special Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 375,100 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 375,100 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 375,100 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13 D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,150,035 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,150,035 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,150,035 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13 D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,150,035 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,150,035 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,150,035 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13 D/A	Page 7 of 11 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D, originally filed on December 31, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed on March 26, 2013 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed on April 1, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed on July 19, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed on October 2, 2013 (“Amendment No. 4”) and Amendment No. 5 to the Original Schedule 13d, filed on October 7, 2013 (“Amendment No. 5” and together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Schedule 13D”) and relates to the common stock, no par value, of Community Financial Shares, Inc., a Maryland corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On December 11, 2013, Clinton effected an internal transfer of stock in the Company, pursuant to which Magnolia transferred to Clinton Special Opportunities Master Fund Ltd. (“CSO”), an affiliate of Magnolia and Clinton, (i) 315,500 shares of Common Stock, (ii) 596 shares of Series C Preferred Stock and (iii) 7,855 shares of Series D Preferred Stock. After such transfer, Magnolia holds no stock in the Company.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b) As described in Item 4, as of the close of business on December 11, 2013, SBAV holds (i) 18,713 shares of Series C Preferred Stock convertible into 834,535 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by CSO) and (ii) 44,148 shares of Series D Preferred Stock convertible by SBAV into 0 shares of Common Stock, representing approximately 7.2% of the outstanding Common Stock after taking into account such conversions. The foregoing excludes (i) 1,036,765 shares of Common Stock issuable upon the conversion of shares of Series C Preferred Stock held by SBAV because of the Series C Conversion Blocker and (ii) 4,414,800 shares of Common Stock issuable upon the conversion of shares of Series D Preferred Stock held by SBAV because of the conversion blockers noted in Item 4.

SBAV GP, as the general partner of SBAV, may be deemed to beneficially own the 834,535 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by CSO) held by SBAV, representing approximately 7.2% of the outstanding Common Stock after taking into account such conversions.

As described in Item 4, as of the close of business on December 11, 2013, CSO holds (i) 315,500 shares of Common Stock, (ii) 596 shares of Series C Preferred Stock convertible into a maximum of 59,600 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by SBAV) and (iii) 7,855 shares of Series D Preferred Stock convertible by CSO into 0 shares of Common Stock, representing approximately 3.5% of the outstanding Common Stock after taking into account such conversions. The foregoing excludes 785,500 shares of Common Stock issuable upon the conversion of shares of Series D Preferred Stock held by CSO because of the conversion blockers noted in Item 4.

CUSIP No. 694552100	SCHEDULE 13 D/A	Page 8 of 11 Pages

Clinton, as the investment manager of SBAV and CSO, and Mr. Hall, as the president of Clinton and sole managing member of SBAV GP, may be deemed to beneficially own (x) the 834,535 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by CSO) held by SBAV, and (y) the 375,100 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by SBAV) held by CSO, representing approximately 9.9% of the outstanding Common Stock after taking into account such conversions.

As noted above, the Reporting Persons do not have the right to exercise voting rights with respect to the Series D Preferred Stock on any matter, subject to limited exceptions.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon (i) the 10,781,988 shares of Common Stock issued and outstanding as of December 10, 2013, plus (ii) the 834,535 shares of Common Stock into which the Series C Preferred Stock held by SBAV and CSO may be currently converted (after giving effect to the limits of the Series C Conversion Block), for an aggregate of 11,616,523 shares of Common Stock outstanding after giving effect to such conversion.

(c) Other than the receipt of the shares of Common Stock, the shares of Series C Preferred Stock and the shares of Series D Preferred Stock described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 694552100	SCHEDULE 13 D/A	Page 9 of 11 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by the addition of the following:

	Exhibit	Description

	6	Joint Filing Agreement, dated December 12, 2013

CUSIP No. 694552100	SCHEDULE 13 D/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2013

SBAV LP

/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

/s/ George Hall
Name:	George Hall
Title:	Managing Member

CLINTON SPECIAL OPPORTUNITIES MASTER FUND LTD.

By: Clinton Group, Inc., its investment manager

/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
GEORGE HALL

Clinton Group, Inc.

/s/ George Hall
Name:	George Hall
Title:	Managing Member

CUSIP No. 694552100	SCHEDULE 13 D/A	Page 11 of 11 Pages

Joint Filing Agreement

pursuant to rule 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Date: December 12, 2013

SBAV LP

/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

/s/ George Hall
Name:	George Hall
Title:	Managing Member

CLINTON SPECIAL OPPORTUNITIES MASTER FUND LTD.

By: Clinton Group, Inc., its investment manager

/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
GEORGE HALL

Clinton Group, Inc.

/s/ George Hall
Name:	George Hall
Title:	Managing Member